UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 7, 2021

Concord Acquisition Corp
(Exact name of registrant as specified in its charter)

Delaware	001-39770	85-2665549
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

477 Madison Avenue
New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 883-4330
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	CND.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	CND	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CND WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

General

On July 7, 2021, Concord Acquisition Corp, a Delaware corporation (“Concord”), Circle Internet Financial Limited, a private company limited by shares incorporated in Ireland (the “Company”), Circle Acquisition Public Limited Company, a public company limited by shares incorporated in Ireland (“Topco”), and Topco (Ireland) Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which Topco agreed to combine with Concord in a business combination that will result in each of the Company and Concord becoming a wholly-owned subsidiary of Topco. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement

Structure of the Proposed Transactions

The business combination is comprised of two separate transactions (collectively, the “Proposed Transactions”):

(a)	Pursuant to an Irish law court-approved scheme of arrangement (the “Scheme”), the Company’s shareholders will transfer their holdings of shares in the capital of the Company to Topco in exchange for the issuance of new shares in Topco, with the result that, at the effective time of the Scheme, the Company will become a wholly-owned subsidiary of Topco; and

(b)	On the first business day following the Scheme effective time, subject to the conditions of the Business Combination Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Concord (the “Merger”), with Concord surviving the Merger as a wholly-owned subsidiary of Topco.

Consideration

Pursuant to the Scheme, at the Scheme effective time, each holder of shares of any class in the capital of the Company appearing in the register of members of the Company at the Scheme record time (“Scheme Shares”) will transfer all of his, her or its Scheme Shares to Topco in exchange for the allotment and issuance by Topco of that number of Topco Ordinary Shares comprising that Scheme shareholder’s pro rata portion of an amount of Topco Ordinary Shares equal to the Company Equity Value (as defined below) divided by $10.00 and rounded down to the nearest whole number of Topco Ordinary Shares (collectively, the “Scheme Consideration”). The “Company Equity Value” means $4,500,000,000 plus (i) the aggregate amount of the net proceeds of any equity or convertible debt issued by the Company after March 6, 2021, minus (ii) any indebtedness of the Company that will not convert into equity in connection with the Proposed Transactions.

At the effective time of the Merger:

(a)	each share of Concord Class A common stock and each share of Concord Class B common stock (other than shares held by Concord as treasury stock or owned by Concord immediately prior to the Merger effective time) issued and outstanding immediately prior to the Merger effective time will be cancelled and automatically converted into and become the right to receive one Topco Ordinary Share (the “Merger Consideration”); and

(b)	each Concord Warrant that is outstanding immediately prior to the Merger effective time will be converted in accordance with the terms of the Concord Warrant Agreement into a Topco Warrant on substantially the same terms as were in effect immediately prior to the Merger effective time under the terms of the Concord Warrant Agreement.

Earnout

Following the closing of the Proposed Transactions (the “Closing”), Topco will issue up to an aggregate number of Topco Ordinary Shares equal to 20% of the Topco Ordinary Shares in issue (on a fully diluted basis) immediately following the Closing (the “Earnout Shares”) to certain of the Company’s existing equity holders, as follows:

●	25% of the Earnout Shares, in the aggregate, if the volume weighted average trading price of the Topco Ordinary Shares is $12.00 or greater for any 20 trading days within a period of 30 consecutive trading days prior to the first anniversary of the Closing;

●	25% of the Earnout Shares, in the aggregate, if the volume weighted average trading price of the Topco Ordinary Shares is $14.00 or greater for any 20 trading days within a period of 30 consecutive trading days prior to the third anniversary of the Closing;

●	25% of the Earnout Shares, in the aggregate, if the volume weighted average trading price of the Topco Ordinary Shares is $16.00 or greater for any 20 trading days within a period of 30 consecutive trading days prior to the fifth anniversary of the Closing; and

●	25% of the Earnout Shares, in the aggregate, if the volume weighted average trading price of the Topco Ordinary Shares is $100.00 or greater for any 20 trading days within a period of 30 consecutive trading days prior to the tenth anniversary of the Closing.

Such Earnout Shares will also become issuable under certain circumstances if a “change of control” of Topco occurs prior to the applicable earnout expiration date and the price per share in the change of control equals or exceeds the applicable price target.

Escrow

Following the Closing, Topco and certain Topco shareholders will enter into an escrow agreement, pursuant to which an aggregate of 37,500,000 of Topco Ordinary Shares included in the Scheme Consideration will be deposited with an escrow agent to serve as security for certain specified potential post-Closing liabilities of the Company.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as reasonably practicable after the date of the availability of certain required financial statements of the Company, Topco, Concord and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (as amended or supplemented, the “Registration Statement”), which will include a proxy statement / prospectus that will be included therein as a prospectus with respect to Topco and that will be used as a proxy statement with respect to a meeting of the stockholders of Concord to seek adoption and approval of (i) the Business Combination Agreement, (ii) any other proposals reasonably agreed by Topco, Concord and the Company to be necessary or appropriate in connection with the Proposed Transactions or that either the SEC or New York Stock Exchange (or their respective staff members) deems necessary in its comments to the Registration Statement or in correspondence related thereto, and (iii) a proposal for the adjournment of Concord stockholders’ meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (iii), the “Concord Proposals”) and other matters reasonably related to the Concord Proposals.

Closing

The Closing will occur on a date to be agreed by the parties, but in no event later than three business days, following the satisfaction or waiver of all of the closing conditions, with the exception of those conditions that can only be satisfied at the Closing.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties of (a) the Company, (b) Topco and Merger Sub and (c) Concord relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Business Combination Agreement also contains covenants by the Company, Topco Merger Sub and Concord to conduct their businesses in the ordinary course and consistent with past practice during the period between the execution of the Business Combination Agreement and consummation of the Proposed Transactions and to refrain from taking certain actions specified in the Business Combination Agreement. The Company has agreed to customary “no shop” obligations.

Pursuant to the Business Combination Agreement, prior to the Closing the shareholders of Topco will pass a resolution adopting a revised constitution (the “Amended Topco Constitution”) containing, in addition to provisions that are customary for the constitution of an Irish-incorporated company that is listed on the New York Stock Exchange, a six-month lock-up provision applicable to certain of the Topco Ordinary Shares to be issued to Company shareholders at the Closing, subject to customary exceptions.

Conditions to Closing

General Conditions

The obligations of the parties to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible and by the party for whose benefit such condition exists) at or prior to the Scheme effective time, of the following conditions:

(a)	The Concord Proposals will have been approved and adopted by the requisite affirmative vote of the stockholders of Concord in accordance with the Registration Statement, the DGCL, the Concord organizational documents and the rules and regulations of the New York Stock Exchange;

(b)	No governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions;

(c)	All required filings and/or notifications required: (i) under any application for authorization or regulatory process; (ii) under the applicable antitrust laws will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the applicable antitrust laws will have expired or been terminated; and (iii) any pre-Closing approvals or clearances reasonably required thereunder will have been obtained;

(d)	The Topco initial listing application with the New York Stock Exchange in connection with the Proposed Transactions will have been approved and, immediately following the Merger effective time, Topco will satisfy any applicable initial and continuing listing requirements of the New York Stock Exchange, and Topco will not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Merger effective time, and the Topco Ordinary Shares will have been approved for listing on the New York Stock Exchange, or another national securities exchange mutually agreed to by the parties, as of the Closing Date (subject to the satisfaction of certain other requirements set forth in the Business Combination Agreement);

(e)	The Registration Statement will have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened in writing by the SEC; and

(f)	All required parties to the Registration Rights Agreement will have delivered, or cause to be delivered, copies of the Registration Rights Agreement duly executed by all such parties.

Concord Conditions to Closing

The obligations of Concord to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible and by the party for whose benefit such condition exists) at or prior to the Scheme effective time, of the following additional conditions:

(a)	The representations and warranties of the Company, Topco and Merger Sub contained in the Business Combination Agreement will each be true and correct in all material respects as of the date of the Business Combination Agreement and the Scheme effective time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty must be true and correct as of such specified date), subject to certain exceptions where the failures of any such representations and warranties, individually or in the aggregate, to be true and correct would not reasonably be expected to have a material adverse effect on the Company or Topco;

(b)	The Company, Topco and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement; provided, that Topco will have performed or complied in all respects with certain specified agreements and covenants set forth in the Business Combination Agreement;

(c)	The Company will have delivered to Concord a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of certain conditions contained in the Business Combination Agreement;

(d)	No Company material adverse effect will have occurred;

(e)	All required parties to the Shareholders Agreement will have delivered, or caused to be delivered, to Concord copies of the Shareholders Agreement duly executed by all such parties;

(f)	The Company will have delivered to Concord all Company permits and any additional notice, consent, approval, orders or authorization of, or registration, declaration or filing with, any governmental authority or other person;

(g)	Topco will have adopted the Amended Topco Constitution; and

(h)	Topco will have entered into a composition agreement with the Irish Revenue Commissioners and a special eligibility agreement for securities with a depository trust company in respect of the Topco Ordinary Shares and Topco Warrants, both of which are in full force and effect.

The Company Conditions to Closing

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible and by the party for whose benefit such condition exists) at or prior to the Scheme effective time, of the following additional conditions:

(a)	The representations and warranties of Concord contained in the Business Combination Agreement will each be true and correct in all material respects as of the date of the Business Combination Agreement and the Scheme effective time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty must be true and correct as of such specified date), subject to certain exceptions where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Concord;

(b)	Concord will have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Merger effective time;

(c)	Concord will have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Concord, certifying as to the satisfaction of certain conditions contained in the Business Combination Agreement; and

(d)	The amount of cash held by Concord, either held inside or outside Concord’s trust account (net of any redemptions), plus the amount of proceeds from the PIPE (as defined below) will not be less than $340,000,000, net of any unpaid expenses of the Proposed Transactions.

Scheme Conditions

The obligations of the Company, Concord, Topco and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction of each of the following conditions:

(a)	The Scheme having been approved by a majority in number of members of each class of Company Holders and the Company Convertible Note Holders, including as may be directed by the Irish High Court pursuant to Section 450(5) of the companies Act 2014 of Ireland, as amended, present and voting either in person or by proxy at each of the court meetings (or at any adjournment or postponement of any such meetings) representing, at the Scheme voting record time, at least 75% in value of the Company Shares of that class or the Company Convertible Note Holders (as the case may be) held by such Company Holders or Company Convertible Note Holders (as the case may be) present and voting at that court meeting;

(b)	Each of the resolutions to be proposed at the extraordinary general meeting of the Company Holders for the purposes of approving and implementing the Scheme, having been duly passed by the requisite majority of Company Holders at the extraordinary general meeting;

(c)	The Irish High Court having sanctioned (without material modification) the Scheme pursuant to Sections 449 to 455 of the Companies Act 2014 of Ireland, as amended; and

(d)	A copy of the court order sanctioning the Scheme pursuant to Irish law having been delivered to the Irish Registrar of Companies.

Termination

The Business Combination Agreement may be terminated and the Merger and the other Proposed Transactions may be abandoned at any time prior to the Scheme effective time, as follows:

(a)	By mutual written consent of Concord and the Company;

(b)	By either Concord or the Company, if (i) the Scheme effective time has occurred prior to the date that is 270 days after the date of the Business Combination Agreement (the “Outside Date”); provided that (i) if the SEC has not declared the Registration Statement effective on or prior to the Outside Date, the Outside Date will be automatically extended by 30 days and (ii) the Business Combination Agreement may not be terminated by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation will have proximately caused the failure to consummate the Proposed Transactions on or prior to the Outside Date;

(c)	By either Concord or the Company if any governmental authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and non-appealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise preventing or prohibiting consummation of the Proposed Transactions;

(d)	By either Concord or the Company if any of the Concord Proposals fail to receive the required Concord stockholder approval at the Concord stockholders’ meeting;

(e)	By either Concord or the Company if: (i) the court meetings or the extraordinary general meeting of the Company Holders have been completed and the court meeting Resolution or the extraordinary general meeting of the Company Holders resolutions, as applicable, have not been approved by the requisite majorities in each case; or (ii) if the Irish High Court declines or refuses to sanction the Scheme, unless the Company and Concord agree that the decision of the Irish High Court will be appealed;

(f)	By either Concord or the Company if any law or injunction enacted, issued, promulgated, enforced or entered by a relevant governmental authority has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition or the Merger and such law or injunction has become final and non-appealable, provided that the right to terminate the Business Combination Agreement will not be available to a party whose breach of any provision of the Business Combination Agreement has caused such injunction;

(g)	By Concord if any of the Company’s representations or warranties contained in the Business Combination Agreement are not be true and correct or if the Company, Topco or Merger Sub has failed to perform any covenant or agreement such that the conditions of the Business Combination Agreement would not be satisfied (“Terminating Company Breach”); provided Concord is not then in breach of its representations, warranties, covenants or agreements in the Business Combination Agreement so as to prevent the condition to closing from being satisfied; provided further that, if such Terminating Company Breach is curable by the Company, Topco or Merger Sub, Concord may not terminate the Business Combination Agreement for so long as the Company, Topco and Merger Sub continue to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of (x) 30 days after written notice of such breach is provided by Concord to the Company and (y) the Outside Date;

(h)	By the Company if any of Concord’s representations or warranties contained in the Business Combination Agreement are not be true and correct or if Concord has failed to perform any covenant or agreement such that the conditions of the Business Combination Agreement would not be satisfied (“Terminating Concord Breach”); provided that none of the Company, Topco or Merger Sub is then in breach of its respective representations, warranties, covenants or agreements in the Business Combination Agreement so as to prevent the condition to closing of the Business Combination Agreement from being satisfied; provided, however, that, if such Terminating Concord Breach is curable by Concord, the Company may not terminate the Business Combination Agreement for so long as Concord continues to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of (x) 30 days after written notice of such breach is provided by the Company to Concord and (y) the Outside Date; and

(i)	By Concord, if the Company does not deliver, or cause to be delivered to Concord, the audited consolidated balance sheet of the Company and the Company subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations, cash flows and changes in equityholders’ equity of the Company and the Company subsidiaries for the periods ended December 31, 2019 and December 31, 2020, prepared in accordance with US generally accepted accounting principles and audited in accordance with the auditing standards of the Public Company Accounting Oversight Board by the date that is 30 days following the date of the Business Combination Agreement.

Effect of Termination; Termination Fee

If the Business Combination Agreement is terminated, it will become void, and there will be no liability or obligation under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement or fraud by a party thereto.

The Company will be required to pay to Concord an amount equal to $112,500,000, in the event that (i) the Business Combination Agreement is validly terminated as a result of the failure of the Scheme to receive the requisite approval of the Company’s equity holders or as a result of a breach by the Company, Topco or Merger Sub of certain of their covenants under the Business Combination Agreement where such breach occurs as a result of the vote of the Company’s equity holders regarding the Scheme not occurring; and (ii) at the time of such termination, Concord has not committed a breach of the Business Combination Agreement giving the Company the right to terminate the Business Combination Agreement. In no event will the Company be required to pay such a termination fee on more than one occasion.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Concord, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Concord, the Company, Topco and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Concord, the Company, Topco and Merger Sub.

Transaction Support Agreement

On July 7, 2021, concurrently with the execution of the Business Combination Agreement, certain securityholders of the Company entered into a Transaction Support Agreement with Concord, pursuant to which, among other things, such securityholders agreed to vote their Company shares in favor of the Business Combination Agreement, the Scheme and the Transaction Documents to which the Company is or will be a party. In addition, Jeremy Allaire, the Company’s Chief Executive Officer (the “Founder”), entered into a Transaction Support Agreement with Concord pursuant to which the Founder further agreed not to vote in favor of any Alternative Transaction (excluding for such purpose an initial public offering of the Company) for a period of six months following the termination of the Business Combination Agreement under certain circumstances.

The foregoing description of the Transaction Support Agreements is qualified in its entirety by reference to the full text of the Transaction Support Agreements, copies of which are included as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Shareholders Agreement

In connection with the Proposed Transactions, Topco, Concord, the Sponsor, the Founder and certain other shareholders of Topco as of the Closing will enter into a Shareholders Agreement, pursuant to which, among other things, at the Closing Topco’s board of directors will consist of seven directors, one of whom will be designated by the Founder, one of whom will be designated by the Sponsor, and five of whom will be mutually agreed upon by the Founder and the Sponsor. In addition, following the Closing, the Founder and the Sponsor will each be entitled to designate one director (subject to adjustment under certain circumstances), in each case for so long as such shareholder continues to hold not less than a minimum percentage of Topco’s outstanding share capital.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of the form of the Shareholders Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights Agreement

In connection with the Proposed Transactions, Topco, certain equity holders of the Company and certain Concord stockholders will enter into a Registration Rights Agreement, pursuant to which, among other things, Topco will be required to file, promptly after the Closing, a registration statement to register the resale of certain securities of Topco held by such Company and Concord stockholders, who will also have customary demand and “piggyback” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Warrant Amendment

At the Merger effective time, each Concord Warrant that is outstanding immediately prior to the Merger effective time shall, by virtue of the Merger and without any action on the part of the parties or any of their respective shareholders, cease to represent a right to acquire one (1) share of Concord Class A Common Stock and shall automatically be converted in accordance with the terms of the existing Warrant Agreement, at the Merger effective time, into a Topco Warrant on substantially the same terms as were in effect immediately prior to the Merger effective time under the terms of the existing Warrant Agreement. In connection with the Proposed Transactions, Concord, Topco and Continental, as warrant agent, will enter into the Warrant Amendment in connection with the Closing, pursuant to which, Topco will assume, and agree to pay, perform, satisfy and discharge in full, all of Concord’s liabilities and obligations under the existing Warrant Agreement arising from and after the Merger effective time.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the full text of the form of Warrant Amendment, a copy of which is included as Exhibit F to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Private Placement and Subscription Agreements

In connection with the execution of the Business Combination Agreement, effective as of July 7, 2021, Concord and Topco entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to subscribe for and purchase from, and Concord agreed to sell and issue to the Subscribers, shares of Concord’s Class A Common Stock, which will subsequently be cancelled and automatically converted into and become the right to receive Topco Ordinary Shares pursuant to the Merger (collectively, the “PIPE Shares”), for a purchase price of $10.00 per share, in a private placement (the “PIPE”). In the aggregate, the Subscribers have committed to subscribe for and purchase $415 million of PIPE Shares. At the Company’s option, a portion of the Subscribers’ obligations to subscribe for PIPE Shares, not to exceed $40 million in the aggregate, may be replaced with agreements of the Subscribers to purchase an equivalent number of Topco Ordinary Shares from holders of Topco Ordinary Shares identified by the Company, to be consummated as soon as practicable following the Closing. The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon customary closing conditions, and is to close two business days immediately prior to the closing of the Merger. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Proposed Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement.

Pursuant to the Subscription Agreements, Concord and Topco agreed that, within 30 calendar days after the Closing, Topco will file with the SEC (at Topco’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and Topco will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as practicable after the filing thereof, subject to certain conditions. Each Subscription Agreement will terminate upon the earlier to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the Subscription Agreement, (iii) if any of the conditions to the closing set forth in the Subscription Agreement are not satisfied or waived upon or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the Closing or (iv) at the election of the Subscriber, if the Closing has not occurred by the date that is 270 days after the date of the Business Combination Agreement (or 30 days thereafter if the Outside Date is extended as described above).

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Private Placement and Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Concord that may be issued in connection with the Business Combination Agreement and the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On July 8, 2021, Concord and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that the Company and Concord will host a recorded investor conference call on July 8, 2021 (the “Conference Call”). A copy of the press release, which includes information regarding accessing the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A transcript of the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached hereto as Exhibit 99.3 and incorporated herein by reference is the form of presentation to be used by Concord in presentations for certain of Concord’s stockholders and other persons. Additionally, attached hereto as Exhibit 99.4 and incorporated herein by reference are certain supplemental presentation materials providing additional information relating to the Company and the Proposed Transactions to be used by Concord in presentations for certain of Concord’s stockholders and other persons.

Attached hereto as Exhibit 99.5 and incorporated herein by reference is a letter that the Company is sending to certain customers, partners and other interested persons regarding the Proposed Transactions.

Furnished herewith as Exhibit 99.6 and incorporated by reference into this Item 7.01 are audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020.

The foregoing (including the information presented in Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6. that is provided solely in connection with Regulation FD.

Important Information and Where to Find It

A full description of the terms of the Proposed Transactions will be provided in a registration statement on Form S-4 to be filed with the SEC by the Topco that will include a proxy statement for the stockholders of Concord that will also constitute a prospectus of Topco. Concord, Topco and the Company urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Concord, Circle and the Proposed Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Concord as of a record date to be established for voting on the Proposed Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Concord, Topco and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions under the rules of the SEC. Information about the directors and executive officers of Concord is set forth in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 20, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the Proposed Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Concord, Topco or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected proceeds of the Proposed Transactions to the combined company, and the Company and Concord’s ability to consummate the Proposed Transactions within the time period expected, or at all. These statements are based on various assumptions and on the current expectations of Concord’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Concord and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment in which the Company operates; the outcome of legal proceedings or other disputes to which Topco, Concord and/or the Company is or may become a party; the inability of the parties to consummate the Proposed Transactions; the risk that the approval of the stockholders of Concord or the Company for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transactions; the risk that the announcement and/or consummation of the Proposed Transactions disrupt current plans and operations of the Company; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; the inability to complete the private placement proposed to be consummated in connection with the Proposed Transactions; the amount of redemption requests made by Concord’s stockholders; those factors discussed in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Concord filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Concord, Topco and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Concord’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this document. Concord and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Concord and the Company may elect to update these forward-looking statements at some point in the future, Concord and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Concord’s or the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

 Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of July 7, 2021, by and among Concord Acquisition Corp, Circle Internet Financial Limited, Circle Acquisition Public Limited Company and Topco (Ireland) Merger Sub, Inc.
10.1	Transaction Support Agreement, dated as of July 7, 2021, by and among Concord Acquisition Corp and certain shareholders of Circle Internet Financial Limited.
10.2	Transaction Support Agreement, dated as of July 7, 2021, by and among Concord Acquisition Corp and Jeremy Allaire.
10.3	Form of Subscription Agreement.
99.1	Press release, dated July 8, 2021.
99.2	Conference call transcript.
99.3	Investor presentation.
99.4	Supplemental presentation materials.
99.5	Letter from Circle Internet Financial Limited, dated July 8, 2021.
99.6	Audited consolidated financial statements of Circle Internet Financial Limited and subsidiaries.

*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCORD ACQUISITION CORP

By:	/s/ Jeff Tuder
	Name:	Jeff Tuder
	Title:	Chief Executive Officer

Date: July 8, 2021